Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus relating to Preliminary Terms No. 1,550 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 31, 2019 Filed pursuant to Rule 433

Fixed Income Auto-Callable Securities due June 2, 2020

All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index and the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	Russell 2000® Index (the “RTY Index”) and S&P 500® Index (the “SPX Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	February 28, 2019
Original issue date:	March 5, 2019 (3 business days after the pricing date)
Maturity date:	June 2, 2020
Early redemption:

If, on any of the four redemption determination dates, beginning on May 28, 2019, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the monthly coupon for the related interest period.
Monthly coupon:	Unless the securities have been previously redeemed, a fixed coupon at an annual rate of 7.50% to 9.50% (corresponding to approximately $6.25 to $7.9167 per month per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date
Trigger event:	A trigger event occurs if, on any index business day from but excluding the pricing date to and including the final observation date, the closing level of either underlying index is less than its respective downside threshold level. If a trigger event occurs on any index business day during the term of the securities, you will be exposed to the downside performance of the worst performing underlying index at maturity.
Payment at maturity:

At maturity, investors will receive, in addition to the final monthly coupon payment, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any index business day from but excluding the pricing date to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any index business day from but excluding the pricing date to and including the final observation date: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index, subject to a maximum payment at maturity of the stated principal amount.

If a trigger event occurs and the final index value of either underlying index is less than its initial index value, the payment at maturity will be less than the stated principal amount of the securities and could be zero.

Under no circumstances will investors participate in any appreciation of either underlying index.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $980.50 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal. Instead, the securities offer the opportunity for investors to earn a fixed monthly coupon at an annual rate of 7.50% to 9.50% (to be determined on the pricing date). In addition, the securities will be automatically redeemed if the index closing value of each underlying index is greater than or equal to its respective initial index value on any of the four quarterly redemption determination dates for the early redemption payment equal to the sum of the stated principal amount plus the related monthly coupon. At maturity, if the securities have not previously been redeemed and the index closing value of each underlying index has remained greater than or equal to 70% of the respective initial index value, which we refer to as the downside threshold level, on each index business day during the term of the securities, the payment at maturity will be the stated principal amount and the related monthly coupon. If, however, the index closing value of either underlying index is less than its respective downside threshold level on any index business day during the term of the securities, a trigger event will have occurred and investors will be fully exposed to the decline in the worst performing underlying index on a 1-to-1 basis and, if the final index value of either underlying index is less than its initial index value, investors will receive a payment at maturity that is less than the stated principal amount of the securities and could be zero. Accordingly, investors could lose their entire initial investment in the securities. The securities are for investors who are willing to risk their principal and seek to earn interest at a potentially above-market rate in exchange for the risk of losing some or all of their investment, and the possibility of an automatic early redemption prior to maturity. Investors will not participate in any appreciation of either underlying index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319001256/dp101643_fwp-ps1550.htm

Terms continued from previous page:

Redemption determination dates:	Quarterly, on May 28, 2019, August 28, 2019, November 29, 2019 and February 28, 2020, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Quarterly, on May 31, 2019, September 3, 2019, December 4, 2019 and March 4, 2020. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Downside threshold level:	With respect to the RTY Index: 70% of its initial index value With respect to the SPX Index: 70% of its initial index value
Initial index value:	With respect to the RTY Index: its index closing value on the pricing date With respect to the SPX Index: its index closing value on the pricing date
Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Monthly, on the 2nd day of each month, beginning April 2, 2019; provided that if any such day is not a business day, that monthly coupon will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the monthly coupon with respect to the final observation date will be paid on the maturity date
Final observation date:	May 28, 2020, subject to postponement for non-index business days and certain market disruption events.
CUSIP / ISIN:	61768DK79 / US61768DK795
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	You are exposed to the price risk of both underlying indices, with respect to the payment at maturity, if any.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to a greater risk of sustaining a loss on your investment than if the securities were linked to just one index.

•	Investors will not participate in any appreciation in either underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	Not equivalent to investing in the underlying indices.

•	Reinvestment risk.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 1-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine the payment at maturity if the securities have not been automatically redeemed early. The following examples are for illustrative purposes only. Whether the securities are redeemed early will be determined by reference to the index closing value of each underlying index on each quarterly redemption determination date, and the payment at maturity, if any, will be determined by reference to the index closing value of each underlying index throughout the term of the securities. The actual initial index value and downside threshold level for each underlying index will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis. The below examples are based on the following terms:

Monthly Coupon:	8.50% per annum (corresponding to approximately $7.083 per month per security, the midpoint of the range set forth on the cover of this document)*
Automatic Early Redemption:

If the index closing value of each underlying index is greater than or equal to its initial index value on any of the four quarterly redemption determination dates, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the monthly coupon for the related interest period.

No further payments will be made on the securities once they have been redeemed. Additionally, investors will not participate in any appreciation of any underlying index.

The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Trigger Event:	A trigger event occurs if, on any index business day from but excluding the pricing date to and including the final observation date, the closing level of either underlying index is less than its respective downside threshold level. If a trigger event occurs on any index business day during the term of the securities, investors will be exposed to the downside performance of the worst performing underlying index at maturity.
Payment at Maturity (if the securities have not been automatically redeemed early):

At maturity, investors will receive, in addition to the final monthly coupon payment, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any index business day from but excluding the pricing date to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any index business day from but excluding the pricing date to and including the final observation date: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index, subject to a maximum payment at maturity of the stated principal amount.

If a trigger event occurs and the final index value of either underlying index is less than its initial index value, the payment at maturity will be less than the stated principal amount of the securities and could be zero.

Under no circumstances will investors participate in any appreciation of either underlying index.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the RTY Index: 1,200 With respect to the SPX Index: 2,500
Hypothetical Downside Threshold Level:

With respect to the RTY Index: 840, which is 70% of the hypothetical initial index value for such index

With respect to the SPX Index: 1,750, which is 70% of the hypothetical initial index value for such index

* The actual monthly coupon will be an amount determined by the calculation agent based on the actual monthly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical monthly coupon of $7.083 is used in these examples for ease of analysis.

How to calculate the payment at maturity (if the securities have not been automatically redeemed early):

Example 1: A trigger event HAS NOT occurred.

Final Index Value		RTY Index: 1,800
		SPX Index: 3,000
Payment at Maturity	=	$1,000.00 + $7.083 (monthly coupon for the final interest period)
	=	$1,007.083

In example 1, the index closing values of both the RTY Index and SPX Index are at or above their respective downside threshold levels on each index business day during the term of the securities. Therefore, a trigger event has not occurred and investors receive at maturity the stated principal amount of the securities and the monthly coupon with respect to the final interest period. However, investors do not participate in any appreciation of either underlying index.

Example 2: A trigger event HAS occurred.

Final Index Value		RTY Index: 600
SPX Index: 3,000
Payment at Maturity	=	$7.083 (monthly coupon for the final interest period) + [$1,000 x index performance factor of the worst performing underlying index, subject to a maximum of the stated principal amount]
	=	$7.083 + [$1,000 x (600 / 1,200)]
	=	$507.083

In example 2, the index closing value of one underlying index is at or above its downside threshold level on each index business day during the term of the securities, but the index closing value of the other underlying index is below its downside threshold level on one or more index business days during the term of the securities. Because a trigger event has occurred, investors are exposed to the downside performance of the worst performing underlying index at maturity, even though one of the underlying indices has appreciated. The payment at maturity is an amount equal to the monthly coupon with respect to the final interest period plus (i) the stated principal amount times (ii) the index performance factor of the worst performing underlying index.

Example 3: A trigger event HAS occurred.

Final Index Value		RTY Index: 600
SPX Index: 1,000
Payment at Maturity	=	$1,000 x index performance factor of the worst performing underlying index
	=	$7.083 + $1,000 x (1,000 / 2,500) = $400
	=	$407.083

In example 3, the index closing values of both the RTY Index and SPX Index are below the respective downside threshold levels on one or more index business days during the term of the securities. Therefore, a trigger event has occurred, and investors are exposed to the downside performance of the worst performing underlying index at maturity. The payment at maturity is an amount equal to the monthly coupon for the final interest period plus the (i) stated principal amount times the index performance factor of the worst performing underlying index.

If a trigger event occurs on any index business day during the term of the securities, investors will have full downside exposure to the worst performing underlying index at maturity. Under these circumstances, if the final index value of either underlying index is less than its respective initial index value, investors will lose some or all of their investment in the securities.

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2014 to January 28, 2019

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to January 28, 2019